SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (AMENDMENT NO. 1)


                         ELECTRIC FUEL CORPORATION
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                              (Name of Issuer)


                  Common Stock, Par Value $0.01 Per Share
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                       (Title of Class of Securities)


                                284871-10-0
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                               (CUSIP Number)


                            Shlomo Heller, Adv.
                          Koor Industries Limited
                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
                        Phone Number: 972-3-623-8420
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 18, 2000
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          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 284871-10-0                13D               PAGE  2  OF  4 PAGES
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      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             KOOR INDUSTRIES LIMITED
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                     (b) [ ]
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      3      SEC USE ONLY
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      4      SOURCE OF FUNDS
             N/A
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      [  ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             ISRAEL
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         NUMBER OF                7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                     731,000
         OWNED BY                 -------------------------------------------
           EACH                   8     SHARED VOTING POWER
         REPORTING
          PERSON                        - 0 -
           WITH                   --------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        731,000
                                  --------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        - 0 -
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             731,000
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                         [  ]
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.6%
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     14      TYPE OF REPORTING PERSON
             CO
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         This statement amends and supplements the Schedule 13D relating to the beneficial ownership of Common Stock, par value $0.01 per share
("Common Stock"), of Electric Fuel Corporation, a Delaware corporation, filed with the Securities and Exchange Commission on May 30, 2000, by Koor Industries Limited ("Koor").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Koor is the direct beneficial owner of 731,000 shares of Common Stock or approximately 3.6% of the outstanding shares of Common Stock, based on 20,288,702 outstanding shares of Common Stock.

         (b) Koor has sole voting and dispositive power with respect to the 731,000 shares of Common Stock beneficially owned by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Since Koor's most recent filing on Schedule 13D, Koor sold in open market transactions on the NASDAQ National Market an aggregate of 269,000 shares of Common Stock:

         July 17, 2000            40,000 shares of Common Stock at a price
                                  of $14.384 per share.

         September 12, 2000       21,500 shares of Common Stock at a price
                                  of $12.009 per share.

         September 15, 2000       40,500 shares of Common Stock at a price
                                  of $12.503 per share.

         September 18, 2000       155,500 shares of Common Stock at a price
                                  of $13.562 per share.

         September 20, 2000       11,500 shares of Common Stock at a price
                                  of $13.516 per share.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   KOOR INDUSTRIES LIMITED


                                   By: /s/ Shlomo Heller
                                       ------------------------------------
                                       Name:  Shlomo Heller
                                       Title: General Counsel of Koor
                                              Industries Limited


Dated: September 28, 2000